Exhibit 6.6

LOAN CONVERSION AND PUT OPTION AGREEMENT

This Agreement is entered into on May 29, 2025, by and between NOK Therapeutics, Inc, (“Company”) and Brett Pylant (“Holder”).

1. The Parties are parties to that certain Promissory Note and Share Purchase Agreement (“Agreement”) dated November 11, 2024, including a loan (“Note”) in the amount of Two Hundred Fifty Thousand Dollars ($250,000) (“Principal Sum”)

2. The Parties agree that Holder hereby converts the Principal Sum of the Note into One Million (1,000,000) shares (“Shares”) of Common Stock of the Company, effective as of the date hereof. All accrued interest under the Note will be paid to Holder within 10 days from the date hereof. Said Shares are restricted stock of Company and are subject to a legal 6 month holding period following any public listing of Company’s stock. Holder hereby agrees to accept the Shares as full and complete satisfaction of the Principal Sum due under the Note.

3. The Parties further agree that Holder shall have a “put option” (“Put”) entitling Holder to require the Company to purchase Two Hundred and Fifty Thousand (250,000) of the Shares back from him for the repurchase price of Three Hundred Thousand Dollars ($300,000) on the 6 month anniversary of the execution of this Agreement. Holder may exercise this right by providing written notice of his intent to exercise this Put no later than 30 days prior to the date such repurchase is to occur.

4. Holder represents that he is a sophisticated and accredited investor as that term is defined under applicable state and federal securities laws and has the knowledge and experience to fully understand the risks associated with a transaction of this nature.

5. This is the full and final agreement between the Parties with respect to the matters set forth herein, however, the Parties agree to execute any and all other documents, including stock powers, and other related instruments, necessary to fully effectuate all transactions contemplated hereby.

6. This transaction shall be governed in all respects under Florida law and venue in any action arising out of or related to this Note or transaction shall lie exclusively in the Courts in and for Orange County, Florida, for all purposes.

NOK Therapeutics, Inc.		Holder:

By:	/s/ Robert Lewis	/s/ Brett Pylant
	Robert Lewis, President	Brett Pylant